SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 21, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 21, 2019.

City of Buenos Aires, May 21st 2019.

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be advised that on the date hereof BANCO Macro S.A. has been given notice of a class action filed against it and entitled “Asociación por la Defenda de Usuarios y Consumidores (ADUC) vs. Banco Macro S.A. on Ordinary Proceedings” (Court File No. 25925/2018).

Plaintiff challenges the application of an interest rate Plaintiff understands exceeds the limit established under the Credit Cards Act No. 25065, and requests Banco Macro S.A. to cease such conduct, to adjust such interest rate to meet the provisions of the above mentioned Act and to reimburse all allegedly affected customers the amounts Plaintiff claims were charged in excess, plus interests.

The complaint is pending before the National Court of First Instance in Commercial Matters No. 1, Clerks’ Office No. 2.

Banco Macro S.A. deems there is low probability of getting an unfavorable court decision in this dispute, and even if that were the case, such unfavorable decision would not have a material impact on its assets.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 21, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer